Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61(0) 3 9283 3333 F +61(0) 3 9283 3707
Media release

Oyu Tolgoi begins shipping copper concentrate to customers

9 July 2013

Oyu Tolgoi has started shipping copper concentrate to customers from its copper and gold mine in Mongolia.

The shipping of concentrate is the culmination of a three-year, US$6.2 billion project to build the first phase of one of the world’s top five copper mines.

Rio Tinto Copper chief executive Jean-Sebastien Jacques said “It has taken the vision and hard work of thousands of people to get to this point, where we are starting to convert the rich resources beneath the desert into real wealth and opportunity for all stakeholders, including the Mongolian people.

“Oyu Tolgoi starts production at a time when undeveloped quality copper assets are scarce and the outlook for copper continues to be strong. With continued development, Oyu Tolgoi will generate wealth for many decades to come.”

All permits for exporting copper concentrate are in place, together with Oyu Tolgoi Board approvals, and authorities required for continued concentrate sales.

Oyu Tolgoi remains committed to maintaining transparency in its operations and managing export revenues consistent with the Investment Agreement.

OT facts

Ownership
Oyu Tolgoi is owned by Turquoise Hill Resources (66 per cent) and Erdenes Oyu Tolgoi (34 per cent). Erdenes Oyu Tolgoi is wholly owned by the Government of Mongolia. Rio Tinto holds a 51 per cent share of Turquoise Hill Resources.

Production
Average annual production over 20 years from open pit and underground mine (development subject to Board approvals):

  Copper 430,000 tonnes

  Gold 425,000 ounces

Mine facts

  The copper concentrator is the largest industrial plant ever built in Mongolia. It contains enough steel (23,098 tonnes) to build three Eiffel Towers and enough cable (581km) to stretch from the mine to Ulaanbaatar

  The open pit mine will be deep enough to stack the Great Pyramid of Giza on top of itself four times

  The deepest underground shaft is eight times deeper than the English Channel

  The overland ore conveyer is the same length as the Golden Gate Bridge About Rio Tinto

Cont.../

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Economic benefits

  US$1.1 billion – taxes and payments to the Government of Mongolia through June 2013

  US$1.1 billion – products and services purchased from Mongolian supplier companies in 2010-2012

Employees and training

  10,888 – number of Mongolians employed at Oyu Tolgoi project as of 30 April 2013

  89.25 – percentage of Mongolian employees at Oyu Tolgoi project as of 30 April 2013

  90 per cent – committed percentage figure of Mongolian employees to work at Oyu Tolgoi during the operation

  No less than 70 per cent – Mongolian engineers during operation

  US$126 million – investment by Oyu Tolgoi in education and training in Mongolia

  6,600 – trainees across Mongolia with Oyu Tolgoi financial support

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

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